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                                                                 Exhibit (a)(11)

                       ADDENDUM FOR EMPLOYEES IN CANADA

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. Whether the grant of New Options and cancellation of Eligible Options and Required Options pursuant to the terms of the Offer should be a taxable event under the Income Tax Act (Canada) is not certain. It is possible that if the stock price on the date of the cancellation of Eligible Options and Required Options is higher than the exercise price of the New Options, the value of the New Options would be required to be included in your income. Additionally, it is possible that this amount may not be added to the cost base of the New Options for the purpose of calculating employment income upon the exercise of the New Options, or the cost of base of the acquired shares for the purpose of calculating any capital gains or losses arising on the disposition of such shares.

Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.